Tel 713.758.2222    Fax 713.758.2346

Via EDGAR and Federal Express

November 13, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WESTERN GAS EQUITY PARTNERS, LP
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted October 18, 2012
CIK No. 0001423902
Western Gas Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2012
File No. 001-34046

Dear Ms. Ransom:

On behalf of each of Western Gas Equity Partners, LP, a Delaware limited partnership (the “Partnership”), and Western Gas Partners, LP, a Delaware limited partnership (“WES”), set forth below are the Partnership’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2012, with respect to Amendment No. 1 (“Draft Submission Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 (as amended, the “Registration Statement”), as confidentially submitted to the Commission on October 18, 2012, and WES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

On November 5, 2012, the Partnership filed a revised Registration Statement (the “November 5th Registration Statement”) publicly via EDGAR that did not include disclosure changes in response to the comments received on November 2, 2012. On November 13, 2012, the Partnership filed Amendment No. 1 to the November 5th Registration Statement (the “November 13th Amendment”) to address such comments. This letter and the November 13th Amendment are being filed through EDGAR.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Mara L. Ransom

November 13, 2012

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the November 13th Amendment unless otherwise specified. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Partnership or WES has been provided to us by the Partnership or WES, as applicable.

Prospectus Summary, page 1

1. Please revise the graphic at the top of page 4 to also reflect the compound annual growth rate since the initial WES distribution for the second quarter of 2008.

Response: The Partnership has revised the graphic to include the requested compound annual growth rate. Please see page 4 of the November 13th Amendment.

2. We note your response to comment 28 in our letter dated October 12, 2012. Please include disclosure following the hypothetical annualized WES distributions graphic on page 4 to the effect that the hypothetical distributions reflected in the graphic assume that WES GP does not exercise its right to limit or modify the incentive distributions. Please also provide a cross reference to the related risk factor on page 21.

Response: The Partnership has revised the disclosure on page 4 of the November 13th Amendment to include a footnote with the requested disclosure.

Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and the 12 Months Ended June 30, 2012, page 58

3. We note the disclosures throughout your filing, including the first sentence under the heading “WES’s Cash Distribution Policy” on page 56, that WES is required to distribute all of its available cash to its partners on a quarterly basis. Please reconcile this disclosure to the fact that your table on pages 58-59 presents an excess of pro forma available cash of Western Gas Partners, LP over total pro forma distributions of Western Gas Partners, LP. Please consider revising the titles of the line items reflecting pro forma distributions to non-affiliated owners of WES and pro forma distributions to Western Gas Equity Partners, LP, or the related footnotes, to more clearly indicate, if true, that these pro forma distributions only reflect the minimum distributions from WES necessary to pay your annualized initial quarterly distribution of $114.2 million rather than reflecting the pro forma distributions that your unitholders could have received during these periods if WES had distributed all of its available cash.

Mara L. Ransom

November 13, 2012

Response: Pursuant to the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (as amended, the “WES Partnership Agreement”), WES is required to distribute all of its available cash on a quarterly basis. As defined in the WES Partnership Agreement, “available cash” consists of all cash on hand at the end of a quarter, less the amount of cash reserves established by WES GP to (i) provide for the proper conduct of WES’s business, (ii) comply with applicable law, any of its debt instruments or other agreements, or (iii) provide funds for distributions to WES’s unitholders for any one or more of the following four quarters, plus if WES GP so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. The Partnership has revised the line item title on page 59 and included footnote disclosure on page 60 of the November 13th Amendment to clarify that such amounts represent hypothetical cash reserves established by WES GP.

Estimated Minimum Necessary WES Adjusted EBITDA, page 63

4. We note that the most recent period of historical financial statements included in this filing is the six months ended June 30, 2012; however, your forward looking projection of cash distributions is for the 12 months ended December 31, 2013. This results in a six month gap during which you have neither provided historical financial information nor provided projections. Please explain to us why you believe it is meaningful for your forward looking calculation of estimated minimum necessary WES adjusted EBITDA to be for the 12 months ended December 31, 2013 as this date is 18 months from your most recent balance sheet date and more than 14 months from the date of this filing. To help us better understand the reason for this presentation, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering.

Response: The Partnership updated its presentation of unaudited pro forma available cash (“backcast”) in the November 13th Amendment to be for the twelve months ended September 30, 2012. The Partnership anticipates closing its initial public offering as early as December 2012.

The Partnership believes the presentation properly informs investors of its ability to pay quarterly distributions at its initial quarterly distribution rate for four full quarters following the closing of the initial public offering. Given that the twelve month period included in the backcast is derived from the Partnership’s unaudited pro forma financial

Mara L. Ransom

November 13, 2012

information, it is unable to update such information to be as of a more recent date. Additionally, while a forecast for the twelve months ending September 30, 2013 would eliminate any gap between the backcast and forecast periods, the Partnership believes that such a presentation would be less meaningful for investors than the current presentation because the first quarter reflected in such a presentation will be almost over by the anticipated closing date of the offering. With respect to the fourth quarter of 2012 (assuming a December 2012 closing of the offering), investors will be entitled to only a prorated distribution based on (i) the number of days commencing on the closing date of the offering through December 31, 2012 divided by (ii) the number of days in the quarter. Accordingly, while the Partnership will update its disclosure in the event that it determines that there is any material information relative to its fourth quarter 2012 performance necessary to permit an informed investment decision, it believes that investors will be better served with a presentation of a forecast covering the first four full quarters after the anticipated closing date.

The Partnership believes the relationship of periods covered in its presentation of backcast and forecasted information included in the November 13th Amendment is consistent with the presentations included in substantially all of the prospectuses of recent initial public offerings of master limited partnerships.

5. We note that you are presenting the minimum necessary Adjusted EBITDA that WES must generate to fund your annualized initial quarterly distribution. We also note your statement in the first paragraph on page 64 that management believes that WES’s Adjusted EBITDA during 2013 will exceed the minimum necessary amount that is presented. Please expand the discussion of your assumptions to provide reasonable support for your belief that WES’s Adjusted EBITDA will meet or exceed the minimum necessary Adjusted EBITDA amount presented. The mere fact that the minimum necessary Adjusted EBITDA amount is less than pro forma Adjusted EBITDA for the historical periods is not sufficient to provide insight into why management believes this minimum Adjusted EBITDA amount is achievable. In providing these disclosures, you may wish to discuss projected throughput and contract pricing for 2013 and the basis for those projections as compared to the historical periods in addition to the minimum throughput needed to achieve the minimum Adjusted EBITDA. Alternatively, you may wish to discuss the minimum distribution from WES needed to make your initial annualized quarterly distribution as compared to the projected distribution from WES for the year ending December 31, 2013, including your reasons for assuming that level of distribution from WES.

Mara L. Ransom

November 13, 2012

Response: The Partnership has revised footnote 8 to the forecast table to provide a discussion of the minimum necessary distribution from WES as compared to the projected distribution from WES, including information relating to certain commercial and operational matters which the Partnership believes provide support for the achievability of (i) the minimum necessary WES Adjusted EBITDA and (ii) the forecasted distributions from WES. Please see pages 66 and 67.

6. We note your response to comment 15 from our letter dated October 12, 2012. Footnote 8 indicates that you believe the excess of estimated available cash of WES would be enough to permit you to pay the initial quarterly distribution if the offering size or price is increased. It is unclear from your current disclosure whether this excess of estimated available cash is exactly the amount needed if the offering size or price is increased as described or whether it is more than enough to cover the described increase. Please revise to clarify.

Response: The Partnership has revised the disclosure in footnote 8 on page 67 of the November 13th Amendment to clarify that such amount would equal the amount needed to enable WES to distribute sufficient additional cash to the Partnership to permit the Partnership to pay the initial quarterly distribution on the common units that would be issued in the offering if the offering price or size were to be increased to yield aggregate gross offering proceeds of approximately $435 million, which amount represents the maximum permissible aggregate offering size the Partnership could achieve, based on the proposed maximum aggregate offering price included in the Calculation of Registration Fee table in the November 5th Registration Statement, by means of a registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933.

7. We note your response to comment 16 from our letter dated October 12, 2012. Please revise to disclose similar information in your filing as we believe it provides valuable insight to your investors.

Response: The Partnership has revised the disclosure on page 64 of the November 13th Amendment to include information similar to that included in its response to comment 16 from the Staff’s letter dated October 12, 2012. The Partnership has not included in such disclosure the information relative to the White Cliffs’ throughput volumes that was in such response. As a result of its updating its disclosure generally for the third quarter of 2012, the Partnership no longer shows any increase in White Cliffs’ throughput volumes in the forecast period (as the pipeline was running at full capacity as of September 30, 2012).

Mara L. Ransom

November 13, 2012

8. We note that in footnote 2 you state that you have only assumed $26.1 million in borrowings under the WES RCF to fund expansion capital expenditures. Please explain to us how you determined this amount as you show $120.6 million in borrowings to fund expansion capital expenditures in the table on page 63.

Response: The Partnership has corrected the disclosures in each of footnote 2 on page 65 and the table on page 63 of the November 13th Amendment to reflect the assumption that WES will borrow approximately $43.4 million to fund expansion capital expenditures during the year ending December 31, 2013.

9. We note that you anticipate funding a significant portion of the 2013 expansion capital expenditures with proceeds from this offering. Please revise footnote 7 to address the fact that this offering is likely to be a nonrecurring source of funds and discuss the implications this has on your ability to generate sufficient cash to pay the minimum annual cash distributions in future years. As part of your discussion, please disclose the amounts available for borrowing under your current debt facilities as of your latest balance sheet date and your projected availability as of December 31, 2013.

Response: The Partnership has revised footnote 7 on page 66 to address the Staff’s comment.

10. We read in footnote 8 that you have assumed that WES will pay a quarterly cash distribution of $0.48 per WES common unit for each quarter. However, we also note that on page 10 you state that on October 11, 2012, the board of directors of WES GP declared a cash distribution to its unitholders of $0.50 per unit for the quarter ended September 30, 2012. Please tell us how you considered updating this assumption.

Mara L. Ransom

November 13, 2012

Response: The Partnership has revised the disclosures within the Registration Statement to update for the impact of the declared $0.50 distribution. Given that the anticipated launch date of the Partnership’s road show will fall after the payment date for such distribution, the Partnership will undertake to further revise the disclosures in a future filing to reflect the payment of such distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Liquidity and Capital Resources, page 96

Consolidated Historical Cash Flow, page 98

11. We note your response to comment 23 from our letter dated October 12, 2012 and your additions to your registration statement. While you have listed the items whose cash flows changed, contributing to the net change in your cash flows from operating activities, you still have not explained why these cash flows changed. For example, your discussion of interim operating cash flows does not provide any insight into why accounts receivable decreased during the first six months of 2012 but increased during the first six months of 2011. It is particularly unclear why your accounts receivable decreased during a period of higher revenue. As another example, your discussion of interim operating cash flows does not provide any insight into why accounts and natural gas imbalance payables and accrued liabilities increased by a lesser amount during the first six months of 2012 as compared to the first six months of 2011. Please revise to better explain the underlying reasons behind the changes in your cash flows and the variability in your cash flows.

Response: The Partnership has revised the disclosure on pages 100 and 101 of the November 13th Amendment to explain in more detail the significant components of, and underlying reasons for, changes in operating cash flows between the nine-month periods ended September 30, 2011 and September 30, 2012. We believe these revisions are responsive to the nature of the Staff’s inquiries regarding the second quarter’s operating cash flow variances.

In connection with preparing a response to the Staff’s comment, management identified a classification error in its previously filed 2012 interim cash flow statements. Management concluded that the error is quantitatively and qualitatively immaterial, corrected the error in the Partnership’s November 13th Amendment, and revised cash flow variance explanations accordingly. Management evaluated the internal control deficiency related to the identified error in the Partnership’s financial statements, and concluded there is a significant deficiency in internal control. Accordingly, management is taking steps to ensure the deficiency is remediated.

Financial Statements for the Year Ended December 31, 2011, page F-7

General

12. We note your response to comments 23 and 31 from our letter dated October 12, 2012. Please confirm our understanding that you will update your financial statements to September 30, 2012 prior to requesting effectiveness for this registration statement.

Mara L. Ransom

November 13, 2012

Response: The Partnership has revised the Registration Statement to update its interim financial statements and related disclosure to be as of and for the nine months ended September 30, 2012.

Consolidated Statements of Income, page F-8

13. We note your response to comment 32 from our letter dated October 12, 2012. We understand your reasons for believing that the income from your equity method investments is integral to your operations and therefore properly included in operating income. However, we remain unclear as to why revenue is the appropriate classification within operating income. Please also tell us the effect that inclusion in revenue has on your gross margin and gross margin per Mcf.

Response: We manage our equity method investments exactly the same way in which we manage assets that we own and operate, with no distinctions made in any of our managerial and/or operational reports. The equity method investments are strategically linked with our other assets, and the results of operations from our equity method investments and our wholly owned assets are equally important to our investors. Therefore, we believe including equity income in revenues on our income statement and in gross margin calculations clearly aligns the indicative character of this income with its operational nature. Moreover, we do not believe that our equity income has a material financial impact on the gross margin or gross margin per Mcf metrics that are disclosed in the Registration Statement. The inclusion of equity income in revenues increases our gross margin by 2-3% and decreases our gross margin per Mcf by 7-11% due to the low-margin nature of our equity method investments. We believe that the change in gross margin is not material because the gross margin and gross margin per Mcf is not disclosed in the financial statements or footnotes, the trend in margin over time, which is of particular importance in utilizing gross margin per Mcf as an analytical tool, does not change for the periods presented, the method of calculating gross margin and gross margin per Mcf clearly discloses the inclusion of equity method investments, and the difference would not impact the decisions of a reasonable investor.

The effect of the inclusion in revenues in total gross margin and gross margin per Mcf is as follows:

Mara L. Ransom

November 13, 2012

Attributable to WES	YTD (Q3) 2012	2011	2010	2009
Gross Margin	365,024	474,656	398,835	363,892
Gross Margin (No equity income)	354,272	463,395	391,207	355,969
Difference	(2.9)%	(2.4)%	(1.9)%	(2.2)%

Gross Margin/Mcf (Total)	$0.55	$0.58	$0.54	$0.48
Change vs. Preceding Period	(5)%	8%	13%	NA
Gross Margin/Mcf (no equity income)	$0.59	$0.62	$0.60	$0.53
Change vs. Preceding Period	(5)%	4%	14%	NA

Total
Gross Margin	381,884	495,893	416,798	380,890
Gross Margin (No equity income)	371,132	484,632	409,170	372,967
Difference	(2.8)%	(2.3)%	(1.8)%	(2.1)%

Gross Margin/Mcf (Total)	$0.52	$0.55	$0.51	$0.46
Change vs. Preceding Period	(5)%	7%	11%	NA
Gross Margin/Mcf (no equity income)	$0.56	$0.58	$0.56	$0.50
Change vs. Preceding Period	(4)%	4%	12%	NA

Total Equity Income	10,752	11,261	7,628	7,923
Total Revenues	636,603	823,265	663,274	619,764
Equity Income/Revenues	1.7%	1.4%	1.2%	1.3%

Consolidated Statements of Cash Flows, page F-11

14. We note your response to comment 33 from our letter dated October 12, 2012 and your revisions to the Statements of Cash Flows such that you now seem to be double-counting contributions from and distributions to Anadarko by presenting it once in a gross presentation and once in a net presentation. Please tell us how these two classifications differ and the types of items that would be included in each classification.

Response: For each of the years ended December 31, 2011, 2010 and 2009, the Partnership’s noncontrolling interests consisted of the following:

•	the interests in Chipeta Processing, LLC (“Chipeta”) held by Anadarko (24% membership interest) and a third-party member (25% membership interest), and

•	the publicly held limited partner interests in WES.

Within the Partnership’s consolidated statements of cash flows, “Contributions from noncontrolling interest owners and Anadarko” represents contributions received from the noncontrolling interest owners of Chipeta, while the line item “Distributions to noncontrolling interest owners and Anadarko” represents distributions from Chipeta to Anadarko and the third-party member, as well as distributions on the publicly held limited

Mara L. Ransom

November 13, 2012

partner interests in WES. “Net contributions from (distributions to) Anadarko” represents the cash flows from financing activities between the Partnership, including through its partnership interests in WES, and Anadarko, as the Partnership’s parent company, that are not related to contributions or distributions as owners of Chipeta.

In order to clarify the differences between the transactions with Anadarko as a noncontrolling interest owner and distributions to noncontrolling interest owners of Chipeta versus noncontrolling interest owners of WES, we have made the following revisions:

•	“Contributions from noncontrolling interest owners and Anadarko” will now read, “Contributions received from Chipeta noncontrolling interest owners (including Anadarko)”;

•

“Distributions to noncontrolling interest owners and Anadarko” will now read, “Distributions to Chipeta noncontrolling interest owners (including Anadarko)” and will only include distributions to Chipeta noncontrolling interests owners; and

•

we have added an additional line item for “Distributions to WES noncontrolling interest owners,” which will only include the distributions related to the publicly held limited partner interests in WES that were previously included within “Distributions to noncontrolling interest owners and Anadarko.”

Please see pages F-10, F-11, F-43 and F-44 of the November 13th Amendment.

Western Gas Partners, LP

Form 10-K for the year ended December 31, 2011

General

15. In the interest of reducing the volume of comments that we issue, we have not repeated the comments that we issued on WGP’s Form S-1 that also are applicable to WES’s periodic reports. However, we expect you to apply all applicable comments to WES’s periodic reports. Please confirm your agreement with this objective.

Response: WES acknowledges the Staff’s comment. WES updated its disclosures in its quarterly report on Form 10-Q for the quarter ended September 30, 2012

Mara L. Ransom

November 13, 2012

(as filed on November 1, 2012) in response to the applicable comments in the Staff’s comment letter dated October 12, 2012. WES will update its disclosures in future periodic reports in response to the applicable comments contained in the Staff’s comment letter dated November 2, 2012 and any future comment letters of the Staff.

Financial Statements and Supplementary Data, page 90

Supplemental Quarterly Information, page 129

16. In future filings, please revise to disclose both net income (loss) and net income (loss) attributable to the registrant for each quarter within the last two fiscal years. See Item 302(a)(1) of Regulation S-K.

Response: WES acknowledges the Staff’s comment and will revise the requested disclosures in its annual report for the year ending December 31, 2012.

Mara L. Ransom

November 13, 2012

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Lisa Sellars (Commission)

Jennifer Thompson (Commission)

Scott Anderegg (Commission)

Catherine Brown (Commission)

Alan Beck (Vinson & Elkins L.L.P.)

Donald R. Sinclair (Partnership)

Philip H. Peacock (Partnership)